SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549
                          ___________________________

                              AMENDMENT NO. 3 TO

                                SCHEDULE 14D-9
               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934
                          ___________________________

                                  BIG B, INC.
                           (Name of Subject Company)

                                   BIG B, INC.
                         (Name of Person Filing Statement)

                   COMMON STOCK, PAR VALUE $0.001 PER SHARE
                          (Title of Class of Securities)
                           ___________________________

                                   088891106
                     (CUSIP Number of Class of Securities)
                           ___________________________

                               ANTHONY J. BRUNO
                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                   BIG B, INC.
                               2600 MORGAN ROAD, S.E.
                                 BESSEMER, AL 35023
                                   (205) 424-3421
               (Name, address and telephone number of person authorized
                     to receive notice and communications on behalf
                             of the person filing statement)
                            ___________________________

                                   COPIES TO:

                RICHARD COHN, ESQ.     AND    RANDALL H. DOUD, ESQ.
              SIROTE & PERMUTT, P.C.          SKADDEN, ARPS, SLATE
           2222 ARLINGTON AVENUE SOUTH          MEAGHER & FLOM
               BIRMINGHAM, AL 35205            919 THIRD AVENUE
                   (205) 930-5130              NEW YORK, NY 10022
                                                 (212) 735-3000

                    This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Big B, Inc., an Alabama corporation ("Big B"), filed with the Securities and Exchange Commission on September 23, 1996, with respect to the tender offer made by Revco D.S., Inc., a Delaware corporation ("Revco"), and RDS Acquisition Inc., a Delaware corporation and a wholly-owned subsidiary of Revco ("RDS Acquisition"), to purchase all outstanding shares of Big B Common Stock at a price of $15 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 10, 1996, of Revco and RDS Acquisition and the related Letter of Transmittal of Revco and RDS Acquisition.

                    Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the
          Schedule 14D-9.

          ITEM 4.   THE SOLICITATION OR RECOMMENDATION

                    On October 4, 1996, Revco announced that the
          Expiration Date of the Offer had been extended until 5 p.m., New York time, on Friday, October 18, 1996.

          ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

                    On October 4, 1996, the District Court
          announced that it had denied Big B's Motion to Remand. A copy of the District Court's order denying the Motion to Remand is included as Exhibit 15 hereto and is incorporated herein by reference. The District Court also set a hearing date of October 18, 1996, for its consideration of Revco's motion for a preliminary injunction enjoining the Rights Plan from impeding the Offer. As previously disclosed, pursuant to the Revco Confidentiality Agreement, Big B and Revco have agreed to stay this proceeding.

          ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

                    The following Exhibit is filed herewith:

          Exhibit 15: Memorandum Opinion and Order issued October 3, 1996, by the Honorable Judge William M. Acker, Jr., of the United States District Court for the Northern District of Alabama, Southern Division.


                                  SIGNATURE

               After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

                                      BIG B, INC.

                                      By: /s/ ARTHUR M. JONES, SR.
                                         Name:  Arthur M. Jones, Sr.
                                         Title: President and Chief
                                                Operating Officer

          Dated:    October 8, 1996


                                Exhibit Index

                                                               Page

          Exhibit 15:    Memorandum Opinion and Order
                         issued October 3, 1996, by
                         the Honorable Judge William
                         M. Acker, Jr., of the United
                         States District Court for the
                         Northern District of Alabama,
                         Southern Division.